April 21, 2025

Gerald Proehl
Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

       Re: Dermata Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 15, 2025
           File No. 333-286547
Dear Gerald Proehl:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.